SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras incorporates the companies of the
Rio de Janeiro Petrochemical Complex – COMPERJ

(Rio de Janeiro, February 5, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that pursuant to the implementation of the Rio de Janeiro Petrochemical Complex - COMPERJ, it has today incorporated following six (6) public companies in Rio de Janeiro State as wholly owned subsidiaries:

- Comperj Participações S.A.: a Specific Purpose Company which shall hold Petrobras’ stakes in COMPERJ’s operating companies;

- Comperj Petroquímicos Básicos S.A.: basic feedstock petrochemicals production;

- Comperj PET S.A.: PTA/PET;

- Comperj Estirênicos S.A.: styrene production;

- Comperj MEG S.A.: ethylene glycol and ethylene oxide production; and

- Comperj Poliolefinas S.A.: polyolefin (PP/PE) production.

Petrobras will hold a 100% (one hundred per cent) stake in the total and voting capital of these companies at the initial stage when the integration model and the relationship between COMPERJ’s component parts will be implemented. This model seeks to capture synergies arising from the location of various companies at a single production site. In due course, Petrobras will transfer the property plant and equipment, obligations and rights pertaining to COMPERJ to the aforementioned companies.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

With the incorporation of these companies, Petrobras lays the foundations to prepare the project for the participation of potential partners.

COMPERJ

COMPERJ is the largest single undertaking in Petrobras’ history. It will process 22,164 t/d (150,000 barrels per day) of heavy oil from Campos Basin, resulting in the production of various second generation petrochemical products such as polyethylene, polypropylene, PTA, PET, ethylene glycol and styrene. Secondly, its basic petrochemical unit will produce petroleum coke, sulfur, heavy naphtha and benzene, among other petrochemical feedstock, in addition to diesel oil.

The installation of COMPERJ is in line with the company’s strategic objective of increasing the production of basic petrochemical feedstock and operating in petrochemicals on an integrated basis with the Petrobras Group’s other businesses. The objective is to add value to domestic oil and meet the growing domestic demand for petrochemical products. COMPERJ will contribute to Petrobras’ value chain through the:

• Expansion of the domestic petrochemicals market;
• Use of oil from Campos Basin as a raw material;
• Capturing of synergies of existing structures in the region;
• Improving the oil, oil products and petrochemicals trade balance.

Earth moving work at the COMPERJ site is now well underway and startup of activities at the company is scheduled for 2012.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 05, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.